1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	March 6, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

ON THE RESOLUTIONS PASSED AT THE NINETEENTH MEETING

OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS

AND APPOINTMENT OF GENERAL MANAGER

Notice of the nineteenth meeting of the fifth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 3 March 2014 by way of written notices or e-mails. The meeting was held on 6 March 2014 at the headquarters of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) by way of correspondence. Eleven directors of the Company (the “Directors”) were notified of the meeting and all of them were present. The meeting has been held in compliance with the requirements of the PRC Company Law and other PRC laws and regulations, and the articles of association of the Company.

The eleven Directors present at the meeting unanimously agreed and passed the following resolutions:

1.	To consider and approve the proposal in relation to appointment of general manager of the Company.

According to the nomination of the chairman of the Company, it was considered and agreed by the nomination committee of the Board that Mr. Yin Mingde be appointed as the general manager of the Company with his term of service in line with the fifth session of the senior management of the Company and with immediate effect. The independent non-executive Directors agreed on this proposal.

The biographical details of Mr. Yin Mingde are as follows:

Mr. Yin Mingde, aged 51, a senior engineer and a senior policy advisor with a master’s degree. Mr. Yin joined the predecessor of the Company in 1980. He was appointed as the deputy head of Beisu Coal Mine in 1997. In 2000, he was appointed as the deputy minister of the strategic marketing resources development department of (Yankuang Group Corporation Limited) (“Yankuang Group”). He was appointed as the general manager of (Shanxi Nenghua Company Limited) previously owned Yankuang Group in 2002. In 2006, he was appointed as the general manager of (Shanxi Nenghua Company Limited) (a subsidiary of the Company) and the chairman and secretary of the party committee of (Shanxi Tianhao Chemicals Company Limited). He was appointed as the general manager and deputy secretary of the party committee of (Ordos Nenghua Company Limited) (a subsidiary of the Company) in 2011. In 2012, he was appointed as the director, general manager and deputy secretary of the party committee of (Ordos Nenghua Company Limited). Mr. Yin graduated from East China Normal University.

As far as the Directors are aware and save as disclosed above: (i) Mr. Yin Mingde does not presently, and did not in the last 3 years, hold any other position in the Company or any of its subsidiaries; (ii) Mr. Yin Mingde has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Yin Mingde has no other major appointment or professional qualification; (iv) Mr. Yin Mingde does not have any other relationship with any director, senior management or substantial or controlling shareholder of the Company; and (v) Mr. Yin Mingde does not have, nor is deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this announcement, the Company and Mr. Yin Mingde have not entered into any service contract which provides for a specified length of service. The remuneration of Mr. Yin Mingde will be determined by the Board with reference to his duties, responsibilities, experience and the prevailing market conditions.

Save as disclosed in this announcement, the Board is not aware of any other matter in relation to the proposed appointment of Mr. Yin Mingde which is required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any other matter that needs to be brought to the attention of the shareholders of the Company.

2.	To consider and approve the proposal in relation to the appointments of deputy general manager and member of senior management of the Company

Mr. He Ye, Mr. Lai Cunliang and Mr. Tian Fengze resigned from the positions of deputy general managers of the Company and Mr. Ni Xinghua resigned from the position of the chief engineer of the Company with effect from 6 March 2014 due to work allocation.

The Board would like to take this opportunity to express its sincere gratitude to Mr. He Ye, Mr. Lai Cunliang, Mr. Tian Fengze and Mr. Ni Xinghua for their valuable contributions to the Company during their terms of service.

According to the nomination of the Chairman of the Company, it was considered and agreed by the nomination committee of the Board that Mr. Ding Guangmu be appointed as the general manager of the Company and Mr. Wang Fuqi be appointed as the chief engineer of the Company with their terms of service in line with the fifth session of the senior management of the Company and with immediate effect. The independent non-executive Directors agreed on this proposal.

The biographical details of Mr. Ding Guangmu and Mr. Wang Fuqi are as follows:

Mr. Ding Guangmu, aged 53, a senior economist with an advanced Business Management master’s degree. Mr. Ding joined the predecessor of the Company in 1978. In 1996, he was appointed as the director of vehicle management office of Yankuang Group. He was appointed as the deputy head of the Company’s goods supply centre in 1999. In 2002, he was appointed as the head of the Company’s goods supply centre and the deputy secretary of the party committee of the Company. He was appointed as the assistant general manager of the Company since 2013. Mr. Ding graduated from Shanghai Maritime University.

Mr. Wang Fuqi, aged 49, an applied engineering technology researcher with a master’s degree in Engineering and advanced Business Management. Mr. Wang joined the predecessor of the Company in 1985. In 2000, he was appointed as the chief engineer of the production technology department of Yankuang Group. He was appointed as the head of the production technology department of the Company in 2002. In 2003, he was appointed the Company’s deputy chief engineer and the head of the production technology department. Mr. Wang graduated from Northeastern University and Nankai University.

By order of the Board Yanzhou Coal Mining Company Limited Li Xiyong Chairman of the Board

Zoucheng, Shandong Province, the PRC

6 March 2014

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC